Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-180342

Final Term Sheet

Senior Unsecured Floating Rate Notes due January 17, 2017

Issuer:	Ford Motor Credit Company LLC

Trade Date:	November 6, 2013

Settlement Date:	November 12, 2013 (T+3)

Maturity:	January 17, 2017

Size:	$500,000,000

Price to Public:	100.00%

Dealer’s Commission:	0.25%

All-in Price:	99.750%

Net Proceeds (Before Expenses) to Issuer:	$498,750,000

Interest Rate Basis (Benchmark):	Three-Month USD LIBOR

Interest Currency:	US Dollars

Spread:	+78 basis points

Index Maturity:	Three months

Interest Rate Calculation:	USD LIBOR determined on Interest Determination Date plus the Spread

Initial Interest Rate:	An interpolated rate between Two- Month USD LIBOR and Three-Month USD LIBOR as of two London Business Days prior to the Floating Rate Note Issue Date plus the Spread

Interest Reset Periods and Dates:	Quarterly on the 17th of January, April, July and October of each year prior to the Maturity Date, commencing January 17, 2014

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date

Interest Payment Dates:	Interest will be paid quarterly on the 17th of January, April, July and October of each year, commencing January 17, 2014 and ending on the Maturity Date

Interest Payment Date Convention:	Modified, Following Adjusted

Day Count Convention:	Actual/360

Denominations:	Minimum denominations of $200,000 with increments of $1,000 thereafter

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Co-Managers:	BB Securities Limited Banca IMI Securities Corp. UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	345397 WM1/ US345397WM16

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Deutsche Bank Securities Inc., toll-free at 1-800-503-4611; J.P. Morgan Securities LLC, collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322; or RBS Securities Inc., toll-free at 1-866-884-2071.